Exhibit 77 K

On May 25, 2011, PricewaterhouseCoopers LLP (PwC) resigned as independent auditor for the Funds as a result of an independence conflict resulting from DundeeWealth
Corporation's sale of its ownership interest in DundeeWealth Inc. to the Bank of Novia Scotia. KPMG LLP
(KPMG) was selected as the Funds' independent auditor.
The Funds' selection of KPMG as its independent auditor was recommended by the Funds' audit committee and was approved by the Funds' Board of Trustees on May 25, 2011.

The report of the financial statements audited by PwC for the Funds for the fiscal year ended September 30, 2010 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal year ended September 30, 2010 and through May 25, 2011 there were no disagreements between the Funds and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC would have caused it to make reference to the subject matter of the disagreements in connection with its report on the financial statements of such year.